

November 16, 2010

<u>Via U.S. Mail and Facsimile</u>

Martin O'Grady
Vice President - Finance and Chief Financial Officer
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

   Re: Orient-Express Hotels Ltd.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 26, 2010
     File No. 1-16017

Dear Mr. O'Grady:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief